A special meeting of the fund's shareholders was held on June 11, 2013. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 3

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Fidelity Large Cap Growth Fund to Fidelity Stock Selector All Cap Fund in exchange solely for shares of beneficial interest of Fidelity Stock Selector All Cap Fund and the assumption by Fidelity Stock Selector All Cap Fund of Fidelity Large Cap Growth Fund's liabilities, in complete liquidation of Fidelity Large Cap Growth Fund.

	# of Votes	% of Votes
Affirmative	70,448,212.70	80.948
Against	6,481,808.96	7.448
Abstain	5,298,222.15	6.088
Broker Non-Votes	4,800,607.08	5.516
TOTAL	87,028,850.89	100.000